SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2012
Commission File Number	001-35400
Just Energy Group Inc.
(Translation of registrant’s name into English)
6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated August 9, 2012.

Document 1

TSX:JE
NYSE:JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports First Quarter Results

-	Record customer additions

-	Gross margin up 21%; Adjusted EBITDA up 13%

-	Embedded Gross Margin of $2.1 billion, up 20% year over year

TORONTO, ONTARIO - - August 9, 2012 - -

Highlights for the three months ended June 30, 2012 included:

•	Gross customer additions through marketing of 338,000, up 49% compared to 227,000 in first quarter of fiscal 2012. The 338,000 is the most customers ever aggregated by Just Energy in a quarter.

•	Net additions of 107,000, up 143% compared to 44,000 in first quarter of fiscal 2012.

•
Residential additions were 162,000, up 105% from fiscal 2012. Commercial additions of 176,000 were up 19% year over year. The Company also renewed 252,000 customers with a renewal rate of 74%, up from 66% a year earlier and 64% in fiscal 2012. Just Energy exited the quarter with 3,977,000 customers, up 18% from a year earlier.

•	National Home Services installed base up 34% year over year to 177,000 with gross margin up 36% to $8.5 million.

•	Gross margin of $114.3 million, up 21% (19% per share).

•	Adjusted EBITDA of $42.3 million, up 13% (11% per share) reflecting earnings before marketing expenditures to add new gross margin.

•
Funds from Operations of $2.1 million versus $24.9 million in Q1, fiscal 2012 as all cash from Operation was used to fund higher than expected customer additions and faster than expected growth of the Momentis network marketing division. Adjusted Funds from operations was $29.2 million.

•	Embedded Gross Margin of $2.1 billion, up 20% year over year and up 6% in the quarter.

•	Payout ratio on Adjusted EBITDA was 105% for the quarter, versus 116% for the three months ended June 30, 2011 with Q1 being the lowest energy consumption quarter.

•	First quarter results are ahead of the published annual guidance of 10% to 12% growth in gross margin (21% to date) and 8% to 10% growth in Adjusted EBITDA (13% to date).

•	On July 23, 2012, Just Energy announced its entry into the U.K. commercial energy market.

•	On August 1, 2012, Just Energy entered into an agreement with Macquarie Bank Limited to provide non-recourse debt financing for solar projects generated by the Hudson Solar division.

Just Energy First Quarter Fiscal 2013 Results

Just Energy Group Inc. announced its results for the three months ended June 30, 2012.

Three months ended June 30, ($ millions except per share and customers)	F2013	Per share	F2012	Per share
Sales	$646.1	$4.51	$626.2	$4.46
Gross margin	114.3	0.80	94.3	0.67
Administrative expenses	36.1	0.25	28.3	0.20
Finance costs	17.9	0.12	13.8	0.10
Adjusted EBITDA	42.3	0.30	37.4	0.27
Adjusted Funds from Operations	29.2	0.20	32.5	0.23
Profit for the period1	328.6	2.29	51.1	0.36
Dividends/distributions	44.4	0.31	43.6	0.31
Payout ratio – Adjusted EBITDA	105%		116%
Payout ratio – Adjusted Funds from Operations	152%		134%
Long-term customers	3,977,000		3,358,000

1
Profit for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

Just Energy is a TSX and NYSE listed corporation and it reports in its Management’s Discussion and Analysis, a detailed review of its operating results as measured by gross margin, Adjusted EBITDA and Funds from Operations. Just Energy also reports the profit for the period but management believes that the inclusion of non-

cash mark to market on future supply positions makes this measure less valuable in measuring performance as this supply has been sold in the futures at fixed prices.

Just Energy has completed the first quarter of its fiscal 2013. The Company forecasted higher published guidance for gross margin and Adjusted EBITDA growth for fiscal 2013 than what was achieved for fiscal 2012 and the first quarter evidenced this resurgence in the Company’s growth. Customer additions were 338,000, the highest in Just Energy’s history. Net additions of 107,000 resulted in a 3% increase in the customer base during the quarter and an 18% increase over the past year. Along with the installed base from NHS, Just Energy’s customer base reached four million for the first time.

Customer additions were split with 162,000 residential additions, more than double the 79,000 added in the first quarter of fiscal 2012, and 176,000 commercial additions, up 19% from the 148,000 added in the prior fiscal year. Over and above this, 252,000 customers renewed their contracts with the renewal rate up sharply to 74% from 66% a year earlier and 64% for fiscal 2012. This improvement is a result of strong renewals from commercial customers. Commercial renewal rates are expected to be volatile as they are normally subject to competitive bidding.

The company was able to realize this growth through success across all its marketing channels. Just Energy’s 1,200 independent contractors, its telemarketing team, the 66,000 Momentis representatives, the Internet-based sales group and the broker network all contributed to this success.

Long-Term Energy Customer Aggregation
	April 1,			Failed to	June 30,	% increase	June 30,	% increase
	2012	Additions	Attrition	renew	2012	(decrease)	2011	(decrease)
Natural gas
Canada	558,000	32,000	(15,000)	(14,000)	561,000	1%	635,000	(12)%
United States	551,000	36,000	(30,000)	(13,000)	544,000	(1)%	567,000	(4)%
Total gas	1,109,000	68,000	(45,000)	(27,000)	1,105,000	0%	1,202,000	(8)%
Electricity
Canada	698,000	25,000	(16,000)	(24,000)	683,000	(2)%	704,000	(3)%
United States	2,063,000	245,000	(66,000)	(53,000)	2,189,000	6%	1,452,000	51%
Total electricity	2,761,000	270,000	(82,000)	(77,000)	2,872,000	4%	2,156,000	33%
Combined	3,870,000	338,000	(127,000)	(104,000)	3,977,000	3%	3,358,000	18%

National Home Services was a second growth engine. The water heater/HVAC operation saw its customer base grow to 177,000, up 34% from a year earlier.

The direct result of this growth was a 21% growth in gross margin year over year. This rate of increase is well ahead of the 10% to 12% growth forecast for the year and gives the Company a strong start in what is traditionally the lowest cash flow quarter of the year.

At the same time as the Company’s core business was growing at a rapid rate, a number of investments in new growth channels were made during the quarter.  The most significant of these was the investment in the Momentis network marketing division. A year ago, Momentis had 5,000 independent representatives. At June 30, 2012, the total had reached 66,000, up 18,200 in the past three months.

The Hudson solar business increased its committed projects to $108 million, up from $91 million at the beginning of the quarter. In addition, following quarter end, Hudson Solar entered into an agreement with Macquarie Bank Limited to provide non-recourse debt financing for solar projects.

Finally, the Company made a significant investment in the establishment of a U.K.-based commercial office, its first presence in Europe. The office opened for business on July 23, 2012.

As with past growth investments, each of these projects is expected to have the high returns and rapid payback for which Just Energy is known. The projects required substantial spending on administrative costs and marketing costs for Momentis, capital for solar and office set-up and staff for London, U.K., none of which made a material contribution in the quarter.  Management believes that these expenditures will broaden the base of the Company and allow us to continue its track record of growth into the future.

Overall, administrative costs were up 28% during the quarter partially due to the inclusion of $3.5 million in administrative costs added with the Fulcrum acquisition.

Excluding these costs, Energy marketing administrative expenses were up 14% and this included administrative costs for the set-up of the U.K. office, expenditures that will benefit the Company in future periods.

Bad debt expenses were $8.6 million, 2.6% of relevant sales versus 2.8% in the quarter a year earlier. Customer attrition rates averaged 14%, unchanged from a year earlier. Renewal rates were 74%, up from 66% reported a year earlier and 64% for fiscal 2012.

JustGreen and JustClean continued their growth. These high margin products were taken by 29% of new residential customers who took green supply for an average of 81% of their consumption.  Green now makes up 12% of the consumer electricity portfolio (up from 10% a year ago) and 11% of the consumer gas portfolio (up from 9% a year ago).  The Company is careful to tie green sales to green supply within the same jurisdiction.  Just Energy has participated in more than 70 carbon offset and renewable energy projects across North America.

Adjusted EBITDA growth followed margin growth with a 13% increase year over year again tracking ahead of the Company’s guidance of 8% to 10% growth for fiscal 2013. Adjusted EBITDA growth was less than margin growth largely because the cost of the very high volume of renewals in the period.

Base Funds from Operations is a measure which shows where Just Energy’s cash flow stands compared to its dividend obligations. The first quarter showed a small negative balance as more than $30.1 million was spent to grow embedded gross margin versus $10.1 million a year prior. Adjusted for growth marketing expenditures, the payout ratio was up to 152% from 134%. The results of this growth spending can be tangibly measured within Embedded Gross Margin which was up $111.4 million during the quarter and reached a total of $2.1 billion. As can be seen below, the value of the Company’s contracts increased 6% in the quarter and 20% over the past year. This reflects the success of Just Energy’s growth expenditures and shows the ability of the Company to both grow and pay a high yield.

Embedded Gross Margin

	As at	As at	June vs.	As at	June 2012 vs.
	June 30,	March 31,	March 2012	June 30,	June 2011
	2012	2012	variance	2011	variance
Canada - energy marketing (CAD$)	$587.7	$592.1	(1)%	$622.1	(6)%
Home Services division (CAD$)	465.7	393.0	18%	303.1	54%
Canada - total (CAD$)	1,053.4	985.1	7%	925.2	14%
U.S. - energy marketing (US$)	1,016.4	994.1	2%	851.3	19%
Total (CAD$)	$2,088.2	$1,976.8	6%	$1,746.2	20%

Dividends were $0.31 per share, unchanged from those paid a year earlier.  Payout ratio on Adjusted EBITDA improved to 105%, down from 116% a year ago in what is seasonally the weakest quarter of the year. This continues a trend of improved payouts after the replacement of all lost embedded gross margin for the period.  To the extent that the Company’s growth continues to substantially exceed its published guidance, the Company’s dividend obligations will exceed our Adjusted Funds from Operations. This is not an unusual situation for business in a high growth phase. The rapid payback on Just Energy’s investments will quickly resolve this situation and the Company is in the process of arranging funding for this potential accelerated growth rate, capital expenditures and dividends.

Executive Chair Rebecca MacDonald stated, “I am very pleased with the double digit growth seen in our operating results for the first quarter.  Just Energy has been and remains a growth company. While there are always uncertainties at the end of the first quarter, we are off to a solid start in meeting our expectations. We have expanded our footprint to Europe with the opening of our U.K. office and I believe this will be another growth driver for Just Energy moving forward.”

CEO Ken Hartwick added, “Four years ago, natural gas prices declined and they have remained at very low levels ever since. There were those who believed that this would be a major blow to the Company and that it was inevitable that our growth would slow and, as a result, our dividend would be unsustainable. We recognized that our business needed to adapt to the new reality and we took steps to diversify marketing channels, products and geographic markets.  This diversification has been a success.  While our new commercial business has lower margins than our residential base, the exceptional growth it has contributed has more than offset any negative impact.”

“The quarter shows this clearly. In a period of very low inflation, we have grown our margin by 21% year over year.  We have grown our customer base by 18%. We have grown our Adjusted EBITDA by 13% (11% per share). There are those that believe the investment required to diversify and grow our customer base adds risk to our business. The 6% first quarter growth in our embedded margin to $2.1 billion is clear evidence that this is not true.”

“Coming periods will see continued diversification.  It is clear that the sale of several products to the same customer adds operating leverage and business efficiency.  We are looking at energy use controls through thermostats and carefully examining opportunities coming with the growth of use of the electric car.  As a North American leader in a high growth industry, Just Energy will maintain its flexibility with an eye to maintenance of its growth profile in the future.”

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald
Executive Chair
Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.
Chief Executive Officer & President
Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)
Date:	August 9, 2012	By:	/s/ Jonah T. Davids
			Name:	Jonah T. Davids
			Title:	Vice-President and General Counsel